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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing
Section
MAR 3 0 2009
Washington, DC
110

SEC FILE NUMBER
8-~~49738~~ 67069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ATM USA LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CARL GOODMAN (212) 897-1695
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN AND COMPANY
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE, 9TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

AB 4/1

OATH OR AFFIRMATION

I, HARRY HATZIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATM USA LLC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

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NOTARY PUBLIC STATE OF FLORIDA

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

ATM USA, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ATM USA, LLC
(A Limited Liability Company)
DECEMBER 31, 2008

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
ATM USA, LLC
New York, New York

We have audited the accompanying statement of financial condition of ATM USA, LLC (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ATM USA, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

March 20, 2009

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

ATM USA, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	566,644
Fees receivable		620,137
Cash held at clearing broker		176,877
Equipment, net of accumulated depreciation of $181,387		143,819
Security deposits		23,312
TOTAL ASSETS	$	1,530,789

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	225,637
Commitments and contingencies (Note 8)		
Member's equity		1,305,152
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,530,789

See accompanying notes to statement of financial condition.

NOTE 1. ORGANIZATION

ATM USA, LLC (the "Company") was organized in Delaware as a limited liability company on March 16, 2006. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a quantitative trading and technology consulting firm. It provides services and execution software to other broker-dealers.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The accompanying statement of financial condition has been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting policies..

Equipment
Equipment is carried at cost and consists primarily of computers and data processing equipment. Depreciation is recorded on a straight-line basis over the estimated life of the equipment, generally three years. Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

Fee income
In return for the use of the Company's software to execute transactions and for its services, the Company receives commission fee income. Generally, commission income is based on the volume of transactions generated by the Company's customers utilizing the Company's products.

Use of estimates
The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Income taxes
As a limited liability company, the Company is treated as a partnership for Federal and state income tax purposes. Accordingly, no provision has been made for federal or state income taxes in the accompanying financial statements, since all items of income or loss are required to be reported on the income tax returns of the members, who are responsible for any taxes thereon. However, the Company is subject to the New York City unincorporated business tax.

Uncertain tax positions
In June 2006, the Financial Accounting Standards Board ("FASB") released FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes." FIN 48 interprets the guidance in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." When FIN 48 is implemented, reporting entities utilize different recognition thresholds and measurement requirements when compared to prior technical literature. On December 30, 2008, the FASB Staff issued FASB Staff

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uncertain tax positions (continued)

Position ("FSP") FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises." As deferred by the guidance in FSP FIN 48-3, the Company is not required to implement the provisions of FIN 48 until fiscal years beginning after December 15, 2008. As such, the Company has not implemented those provisions in the 2008 financial statements.

Since the provisions of FIN 48 have not been implemented in accounting for uncertain tax positions, the Company continues to utilize its prior policy of accounting for these positions, following the guidance in SFAS No. 5, "Accounting for Contingencies." Disclosure is not required of a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. Using that guidance, as of December 31, 2008, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 3. SIGNIFICANT CONCENTRATIONS

Equipment

A majority of the Company's computer equipment that was purchased has been placed with its technical support service providers.

Significant customers

Four customers accounted for 87% of the Company's revenues during the year ended December 31, 2008, and represented a majority of its receivables at December 31, 2008.

Cash

The Company maintains its cash at one financial institution in amounts that may exceed FDIC's insurance limits.

NOTE 4. RELATED PARTY TRANSACTIONS

The Managing Member received drawings amounting to approximately $399,053 for the year ended December 31, 2008.

NOTE 5. PROPERTY AND EQUIPMENT

At December 31, 2008, property and equipment consisted of the following:

Furniture and fixtures	$ 5,449
Computer equipment and programs	319,757
	325,206
Less: accumulated depreciation and amortization	(181,387)
Property and equipment, net	$ 143,819

NOTE 6. MEMBERS' EQUITY

Through December 31, 2008, the Company has issued 9751.15 Class A units and 497.82 Class B units.

The Company's operating agreement provides that until a certain Class B unit holder recovers its investment, the Board of Managers shall distribute 48% of Free Cash Flow, of which 50% shall be made to the Class B unit holders and 50% shall be made to Class A unit holders. The Company's Amended and Restated Agreement defines recovery by the Class B Unit holder and Free Cash Flow, among other terms. Subsequent to the recovery by the Class B unit holder, the Board of Managers shall distribute such amount of the Company's Free Cash Flow to the members prorata in accordance with each member's percentage interest, as the Board deems appropriate.

NOTE 7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2008, the Company had regulatory net capital of approximately $517,884, which was $502,842 in excess of its required net capital of $15,042. The Company's ratio of aggregate indebtedness to net capital was approximately 0.44 to 1 at December 31, 2008.

The Company is exempt from Rules 15c3-3 and 17a-13 under the Securities and Exchange Act of 1934 because it does not carry customer accounts, nor does it hold customer securities or cash.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases office spaces under operating leases that expire through 2010. During 2008, rent expense amounted to approximately $184,000. The approximate future minimum rental payments required as of December 31, 2008, over the terms of the current leases are as follows:

Year ending December 31:		
2009	$	160,000
2010		69,000
Total	$	229,000

Litigation

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages.

In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, or actions that are in very preliminary stages, the Company cannot predict with certainty the eventual loss or range of loss related to such matters. The Company believes, based on current knowledge, the outcome of these actions will not have a material adverse effect on the financial condition of the Company.

NOTE 8 COMMITMENTS AND CONTINGENCIES (CONTINUED)

loss or range of loss related to such matters. The Company believes, based on current knowledge, the outcome of these actions will not have a material adverse effect on the financial condition of the Company.